Mail Stop - 4561

November 28, 2007

Robert P. Bilotti, President
Grand River Commerce, Inc.
4471 Wilson Ave., SW
Grandville, Michigan 49418

Re: Grand River Commerce, Inc.
    Form SB-2, filed November 16, 2007
    File Number 333-147456

Dear Mr. Bilotti:

    A limited review of your Form SB-2 indicates that it materially fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of this filing. We have limited our comments to the one following comment. We will not issue any further comments at this time because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

    Please revise to provide updated financial statements pursuant to Item 310(g) of Regulation S-B and provide a current consent in any amendment.

    Please note that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

    Please file an amendment to correct the identified deficiency. After you amend your filing we intend to give it a full review.

    Direct any questions on accounting matters to Babette Cooper at 202-551-3396. Please direct any other questions to David Lyon at 202-551-3421.

                                        Sincerely,

                                        David S. Lyon
                                        Senior Financial Analyst

By fax: Peter G. Weinstock
        Fax number 214-880-3011